UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28982 / October 21, 2009

| | |
|---|---|
| In the Matter of | : |
| | : |
| RIDGEWOOD CAPITAL ENERGY GROWTH | : |
| FUND, LLC | : |
| RIDGEWOOD CAPITAL FUND IV, LLC | : |
| RIDGEWOOD CAPITAL FUND IV-B, LLC | : |
| RIDGEWOOD CAPITAL FUND IV-C, LLC | : |
| RIDGEWOOD CAPITAL QP FUND IV, LLC | : |
| RIDGEWOOD CAPITAL QP FUND IV-B, LLC | : |
| RIDGEWOOD CAPITAL QP FUND IV-C, LLC | : |
| RIDGEWOOD QP FUND III LLC | : |
| RIDGEWOOD VENTURE FUND III LLC | : |
| RIDGEWOOD CAPITAL MANAGEMENT, LLC | : |
| | : |
| 947 Linwood Avenue | : |
| Ridgewood, New Jersey 07450 | : |
| | : |
| (812-13569) | : |
| | : |

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Ridgewood Capital Energy Growth Fund, LLC, Ridgewood Capital Fund IV, LLC, Ridgewood
Capital Fund IV-B, LLC, Ridgewood Capital Fund IV-C, LLC, Ridgewood Capital QP Fund IV,
LLC, Ridgewood Capital QP Fund IV-B, LLC, Ridgewood Capital QP Fund IV-C, LLC,
Ridgewood QP Fund III LLC, Ridgewood Venture Fund III LLC, and Ridgewood Capital
Management, LLC filed an application on August 25, 2008, and amendments to the application
on February 6, 2009, June 4, 2009, and September 24, 2009, requesting an order under section
57(i) of the Investment Company Act of 1940 ("Act") and rule 17d-1 under the Act permitting
certain joint transactions otherwise prohibited by section 57(a)(4) of the Act and under section
17(d) of the Act and rule 17d-1 under the Act authorizing certain joint transactions.  The order
would permit a business development company ("BDC") to co-invest with certain affiliated
investment funds in portfolio companies.

On September 25, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28931).  The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing

was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the BDC in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act, and rule 17d-1 under the Act, that the relief requested by Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary